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JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

	42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS
¿ (ALSO ADMITTED IN ENGLAND & WALES)		FRANKFURT
* (ALSO ADMITTED IN NEW YORK)	CONFIDENTIAL	LONDON MOSCOW
REGISTERED FOREIGN LAWYERS		MUNICH
WILL H. CAI (CALIFORNIA)		PARIS
Z. JULIE GAO (CALIFORNIA)		SÃO PAULO
BRADLEY A. KLEIN (ILLINOIS)		SEOUL
RORY MCALPINE (ENGLAND & WALES)		SHANGHAI
GREGORY G.H. MIAO (NEW YORK)	April 13, 2015	SINGAPORE
ALAN G. SCHIFFMAN (NEW YORK)		SYDNEY
TOKYO
TORONTO

Dieter King, Assistant Director

David Lin, Staff Attorney

Amit Pande, Accounting Branch Chief

Benjamin Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yirendai Ltd. (CIK No. 0001631761)

Response to the Staff’s Comment Letter Dated March 26, 2015

Dear Mr. King, Mr. Lin, Mr. Pande and Mr. Phippen:

On behalf of our client, Yirendai Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 26, 2015. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and the related exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Securities and Exchange Commission

April 13, 2015

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to reflect the Company’s recent developments.

*            *             *

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company has separately submitted to the Staff a copy of the slides that the Company presented to the potential investors during some of the testing-the-water meetings in reliance on Section 5(d) of the Securities Act. In addition, the Company confirms to the Staff that these materials were immediately collected at the end of such testing-the-water meetings, and no potential investors have been allowed to retain the materials after the meetings.

Prospectus Summary, page 1

2.	Please revise your disclosure here and throughout the prospectus to clarify whether you do business exclusively in China. In particular, please clarify whether your marketplace facilitates investments by investors located outside China and, if so, whether it would facilitate investments from investors located in the United States.

The Company respectfully advises the Staff that it currently does business exclusively in China. In particular, the Company’s online consumer finance marketplace does not facilitate investments by investors located in the United States or otherwise meeting the definition of “U.S. persons” as defined under Rule 902 under the Securities Act of 1933, as amended (the “Securities Act”). Therefore, the Company believes that it is able to rely on Regulation S under the Securities Act to facilitate loan transactions through its online marketplace as it currently does, and it is not in violation of Section 5 of the Securities Act by facilitating the loan transactions without registering the same under the Securities Act.

Securities and Exchange Commission

April 13, 2015

In response to the Staff’s comments, the Company has revised disclosure on pages 1 and 97 of the Revised Draft Registration Statement.

3.	Regarding the last sentence in the second paragraph under “Our Business” on page 1, please provide the value of the loans facilitated through your mobile applications. In addition, please tell us what consideration you have given to providing mobile applications data for additional periods.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 97 to provide the value of loans facilitated through its mobile applications for the full year 2014 and the first quarter of 2015, and also revised disclosure elsewhere in the Revised Draft Registration Statement to provide mobile applications data for the full year 2014 and the first quarter of 2015.

The Company respectfully advises the Staff that it launched its mobile applications during the fourth quarter of 2013 and the value of the loans facilitated through its mobile applications in 2013 was insignificant; therefore, no mobile applications data has been provided for 2013.

4.	We note your disclosure in the fourth paragraph under “Our Business” on page 1, which indicates that you currently target prime borrowers. Please revise the prospectus summary to disclose that you will expand to serve new borrower groups beyond prime borrowers, as you have disclosed in the second paragraph on page 101. Also please revise this paragraph to clarify what you mean by the term “qualified borrowers”.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 97 of the Revised Draft Registration Statement to reflect the Company’s strategy to expand to serve new borrower groups beyond prime borrowers in the future.

The Company respectfully advises the Staff that the term “qualified borrowers” refers to the subset of potential borrowers who successfully complete the Company’s borrower application and meet the Company’s borrower requirements. In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 97 of the Revised Draft Registration Statement accordingly

Securities and Exchange Commission

April 13, 2015

5.	In the first full paragraph on page 2, please clarify that the majority of your historical revenues came from borrower fees.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 74 and 97 of the Revised Draft of Registration Statement.

6.	Please balance the disclosure in the second full paragraph on page 2 with quantification of your net losses in recent periods.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 74 and 98 of the Revised Draft of Registration Statement.

Our Industry, page 2

7.	We note your use of data for the United States market. Please tell us why you believe this data is relevant to your business and please also tell us whether you considered data for other markets.

The Company respectfully advises the Staff that, although it does not facilitate investments from investors located in the United States or otherwise target the United States market, it believes the United States market provides a good proxy for the way in which China’s consumer finance market will develop. Specifically, as China’s economy has experienced rapid growth and the Chinese government has implemented policies to encourage consumption among consumers, the Company believes that over time the Chinese economy will begin to more closely resemble that of more developed countries, like the United States, which is characterized by high levels of consumption and high consumption loan balance to GDP ratios. As consumption levels in China rise, the Company believes China’s consumer finance market will develop in ways similar to the United States in order to address consumer demand.

The Company further advises the Staff that, in addition to data for the United States market, the Company also considered data for the Taiwan and Hong Kong markets, but it did not find comparisons with these markets meaningful given their small populations and limited geographic footprints.

Our Challenges, page 3

8.	Regarding your corporate structure and the regulatory environment in China, please specifically address the draft Foreign Investment Law.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Revised Draft Registration Statement.

Securities and Exchange Commission

April 13, 2015

Corporate History and Structure, page 3

9.	Please add your parent CreditEase to the diagram on page 4.

In response to the Staff’s comment, the Company has revised the diagram to include CreditEase on pages 5 and 65 of the Revised Draft Registration Statement.

Risk Factors

If we are unable to maintain or increase the volume of loan transactions…., page 13

10.	Please disclose the percentage of offline business you obtain from CreditEase.

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the Revised Draft Registration Statement to provide the percentage of borrowers that were acquired from CreditEase‘s offline channels.

The laws and regulations governing the peer-to-peer lending…, page 14

11.	We note your disclosure that your automated investing tool might be viewed as having the effect of forming a capital pool or that your credit enhancement arrangement might be viewed as similar to providing a form of guarantee. Please revise to provide a more detailed analysis of the legal and regulatory uncertainties in this regard.

In response to the Staff’s comment, the Company has added disclosure on pages 14 and 15 of the Revised Draft Registration Statement to provide a more detailed analysis of the uncertainties.

12.	Please revise to clarify whether in the past you have been subject to any material fines or other penalties under any PRC laws or regulations governing the peer-to-peer lending service industry in China.

The Company respectfully advises the Staff that it has not been subject to any material fines or other penalties under any PRC laws or regulations governing the peer-to-peer lending service industry in China, and has also revised disclosure on page 15 of the Revised Draft Registration Statement to disclose this fact.

Securities and Exchange Commission

April 13, 2015

If new loan products and platform enhancements…., page 14

13.	Please provide context for your references to Grade B, C and D loans by providing a cross-reference to your description of these categories elsewhere in the prospectus.

In response to the Staff’s comment, the Company has added disclosure on pages 15 of the Revised Draft Registration Statement to provide a cross-reference to the description of the four pricing grades under the “Business” section.

If we are unable to maintain a low default rate of loans…, page 15

14.	Please revise to quantify the default rate of loans facilitated on your platform in recent periods. Also please revise to discuss how your expansion plans to serve non-prime borrower groups, as discussed under “Broaden our borrower base” on page 101, will affect your ability to maintain a low default rate of loans facilitated on your platform. In this regard, we note your statement in the prospectus summary that you believe prime borrowers to be more creditworthy.

In response to the Staff’s comments, the Company has revised disclosure on page 15 and 16 of the Revised Draft Registration Statement.

Credit and other information that we receive…, page 16

15.	Please revise to clarify the liability that the company assumes, if any, if it fails to correctly assign an Yirendai loan grade to a particular borrower. If applicable and to the extent material, please revise to discuss any liabilities that you have incurred in the past as a result of assigning an incorrect grade to a particular borrower or listing.

The Company respectfully advises the Staff that after consulting its PRC counsel, the Company believes that it will not assume any liability for failure to correctly assign a loan grade to a particular borrower in the process of facilitating a loan transaction under the current legal regime, as long as (i) it exercises proper care as an intermediary under the PRC Contract Law, such as by conducting adequate information verification, not intentionally concealing any material facts or providing false information, and (ii) it duly completes its obligations under the agreements entered into with investors and borrowers. However, the Company’s PRC counsel also advised the Company that due to the lack of detailed regulations and guidance in the area of peer-to-peer lending services and the possibility that the PRC government authorities may promulgate new laws and regulations regulating peer-to-peer lending services in the future, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations for the peer-to-peer lending service industry, and there can be no assurance that the PRC government authority will ultimately take a view that is consistent with the Company. In response to the Staff’s comment, the Company has clarified the disclosure on pages 17 and 18 of the Revised Draft Registration Statement.

Securities and Exchange Commission

April 13, 2015

Furthermore, the Company advises the Staff that it has not incurred any material liabilities in the past as a result of assigning an incorrect grade to a particular borrower or listing.

Any harm to our brand or reputation…, page 17

16.	Please revise to discuss recent developments in the peer-to-peer lending industry in China, such as lending platform bankruptcies or failures in the last year, and any resulting negative impact on China’s online consumer finance marketplace industry in general. Alternatively, if you do not believe these developments are material, please tell us why.

In response to the Staff’s comments, the Company has included referenced disclosure on page 18 of the Revised Draft Registration Statement.

Fraudulent activity on our marketplace…, page 18

17.	Please revise to clarify whether you have experienced any material business or reputational harm as a result of fraudulent activities in the past. If so, and if material, please also quantify the amount by which such past fraudulent activities have increased your costs and expenses.

In response to the Staff’s comments, the Company has revised disclosure on page 19 of the Revised Draft Registration Statement to clarify that it has not experienced any material business or reputational harm as a result of fraudulent activities on its platform in the past.

Securities and Exchange Commission

April 13, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations, page 77

18.	On page 78, with respect to your new fee collection schedule, please clarify the circumstances under which you would not collect the entire amount of the transaction fee upfront and, with respect to such case, please disclose the percentage of fees you would collect upfront.

The Company advises the Staff that it allows borrowers acquired from online channels not to pay the entire amount of transaction fee upfront, as the Company has found that this group of borrowers typically need more time to become used to this new fee payment schedule, as compared to borrowers acquired from CreditEase’s on-the-ground sales network. As such, the Company typically allows such borrowers to pay only a portion, up to 42%, of the transaction fee upfront.

In response to the Staff’s comments, the Company has included additional disclosure on page 79 of the Revised Draft Registration Statement.

Critical Accounting Policies, Judgments and Estimates — Allowance for uncollectible accounts receivable, page 83

19.	We note that you did not record an allowance for uncollectible accounts at December 31, 2013 and 2014 because all accounts receivable were guaranteed by Tian Da Xin An. We further note under Risk reserve fund that you terminated your relationship with the guarantee company starting in January 2015 and launched your new credit enhancement services in the form of a risk reserve fund. Please tell us and revise to disclose how you determine the allowance for uncollectible accounts receivable after January 1, 2015 and, once available, the amount of the allowance as of the end of the first interim period in 2015.

The Company respectfully advises the Staff that starting from January 1, 2015, the Company has established an allowance for uncollectible accounts receivable based on estimates, historical experience and other factors surrounding the credit risk of specific clients when specific collection issues are identified, which approach has been disclosed on page 83 of the Draft Registration Statement submitted to the Commission on February 27, 2015.

In response to the Staff’s comments and to clarify the approach used for determining the allowance for uncollectible accounts receivable after January 1, 2015, the Company has revised the disclosure regarding allowance for accounts receivable under the sub-section with the heading “—Critical Accounting Policies, Judgments and Estimates” on page 84 of the Revised Draft Registration Statement.

In addition, the Company advises the Staff that the amount of allowance as of March 31, 2015 is not yet available as of the date of this submission, and the Company will disclose this amount in a subsequent filing when it becomes available.

Securities and Exchange Commission

April 13, 2015

Business

Superior user experience, page 99

20.	We note your disclosure that you ranked No. 1 in terms of investor satisfaction rate and No. 2 in terms of borrower satisfaction rate among your industry peers in 2014, according to a customer survey conducted by iResearch. Please revise to disclose the parameters used by iResearch to determine which other online consumer finance marketplaces were used for comparative purposes.

In response to the Staff’s comment, the Company has revised the disclosure on page 100 of the Revised Draft Registration Statement.

Continue to define industry best practices in China, page 100

21.	You disclose that you have recently partnered with “a leading commercial bank in China” to establish a third-party custody and settlement arrangement, which is scheduled to go live in April 2015. Please revise to identify such bank and disclose the material terms and conditions of any relevant agreements, understandings or arrangements. If applicable, please also file the same as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Revised Draft Registration Statement and at all other relevant locations to identify China Guangfa Bank as the commercial bank in question, and has also added disclosure of the material terms of the relevant agreement with China Guangfa Bank on page 102 of the Revised Draft Registration Statement.

The Staff’s comment regarding the filing of the agreement as an exhibit to the registration statement is duly noted. However, the Company respectfully advises the Staff that it does not believe the agreement with China Guangfa Bank is material, due to the following reasons:

•	First, the Company’s current business is not substantially dependent upon the agreement. The Company is still working with China Guangfa Bank in developing and setting up the new integrated system for the third-party custody and settlement arrangement in accordance with the agreement, and expects that the arrangement will only become operational in the second quarter of 2015. If the arrangement contemplated under the agreement does not work out, it would not be impossible or impracticable for the Company to find another commercial bank to set up a third-party custody and settlement arrangement, and even if the Company fails to find an alternative commercial bank to set up the arrangement, the Company can continue its current practice whereby borrower and investor funds are deposited into and held in custody accounts managed by a number of third-party online payment platforms.

Securities and Exchange Commission

April 13, 2015

•	Second, the Company has not incurred so far, nor does it expect to incur in the near future, costs of a material amount in connection with the third-party custody and settlement arrangement contemplated under the agreement. Pursuant to the agreement, the service fee to be paid to China Guangfa Bank will be calculated as a small percentage of the amount of funds put in custody with the bank and successfully loaned to borrowers. As the new arrangement has not become operational, the Company is not obligated to pay any service fee at this stage, and has not paid anything so far. When the arrangement does become operational, the Company does not expect the service fees to be paid will account for a material portion of its total operating costs and expenses.

In light of the above, the Company believes the referenced agreement with China Guangfa Bank is not material and therefore is not required to be filed as an exhibit to the registration statement.

Cultivate a vibrant consumer lending ecosystem, page 102

22.	We note your disclosure that you intend to expand strategic relationships with key industry value chain partners. Please revise to explain the current status or progress of any such relationships. Also tell us whether you are substantially dependent upon any existing agreements with any value chain partners. If so, please revise to summarize the material terms of any such agreements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 103 and 104 of the Revised Draft Registration Statement to include the current status or progress of its relationships with industry value chain partners.

The Company also advises the staff that its business is not substantially dependent upon these existing relationships, except for its relationship with CreditEase. The Company has disclosed the material terms of its agreements with CreditEase under the section with heading “Our Relationship with CreditEase” and will file these agreements as exhibits to the registration statement.

Securities and Exchange Commission

April 13, 2015

Our Borrowers, page 103

Borrower Acquisition, page 103

23.	Please provide information about the percentage of your borrowers that were acquired through CreditEase in fiscal years 2014 and 2013.

In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Revised Draft Registration Statement to provide the percentage of borrowers that were acquired through CreditEase in 2013 and 2014.

Our Platform and the Transaction Process, page 106

24.	Please disclose whether a loan facilitated on your platform would show up on a borrower’s credit report. Also please revise to clarify whether you allow borrowers to hold more than one loan at a time. If multiple loans are possible, please tell us what consideration you have given to adding a risk factor disclosing that your business model could allow for borrowers to borrow money from one group of lenders to pay off notes to other lenders.

In response to the Staff’s comment, the Company notes that loans facilitated through the Company’s platform do not appear on a borrower’s credit report. The Company respectfully advises the Staff that detailed consumer credit reporting systems are at an early stage of development in China, and that the credit reports which are available do not contain many types of consumer obligations found in credit reports from countries with developed consumer reporting systems.

In response to the Staff’s comment, the Company has also revised its disclosure on page 108 of the Revised Draft Registration Statement to clarify that it does not permit borrowers to hold more than one loan facilitated through the Company’s platform at a time. However, as loans facilitated through a consumer finance marketplace do not appear on a borrower’s credit report, the Company currently does not have a comprehensive way to determine whether borrowers have obtained loans through other consumer finance marketplaces. As such, the Company cannot rule out the possibility that a borrower may hold more than one loan facilitated through different consumer finance marketplaces. The Company has revised the risk factor titled “Credit and other information that we receive from third parties about a borrower may be inaccurate. . .” on page 17 to disclose that this risk that borrowers may borrow money from lenders on the Company’s platform to pay off loans to other lenders from other platforms.

Securities and Exchange Commission

April 13, 2015

Stage 3: Anti-Fraud, Credit Assessment and Decisioning, page 107

25.	Please clarify what you mean by your disclosure that the company’s credit-scoring model was “developed in conjunction with” FICO. Please elaborate on any FICO scoring criteria used to calculate a borrower’s Yirendai score.

The Company advises the Staff that in 2011 FICO assisted CreditEase with developing a customized credit scoring system. Since then, CreditEase has modified and optimized the credit scoring system using its own credit data in order to better adapt it to the Chinese market, and the Company adopted and then further modified the system when it began operations in March 2012. The Company advises the Staff that as such no FICO scoring criteria are used to calculate a borrower’s Yirendai score.

In response to the Staff’s comment, the Company has revised disclosure on page 109 of the Revised Draft Registration Statement.

26.	We note that on March 10, 2015, FICO announced that 11 of China’s alternative lending companies, including your parent CreditEase, have signed to the new FICO Alternative Lending Platform. Please revise to disclose the material details of this new platform to the extent that they are material to your business.

In response to the Staff’s comment, the Company advises the Staff that the Company’s parent, CreditEase, has signed up to utilize the FICO Alternative Lending Platform, which provides a customizable risk scoring and decision making system. The Company advises the Staff that CreditEase is currently in the early stages of adopting this platform and that the Company itself does not utilize this service of FICO. Accordingly, the Company does not believe that the details of this platform are material to its business or that any details of the new platform require disclosure in the Revised Draft Registration Statement.

27.	Regarding your disclosure in the second paragraph on page 108, please revise to describe your resources available for performing due diligence and additional verification on borrowers. Also please disclose whether this additional due diligence and verification, when performed, shows significant instances of invalid information provided by the borrower.

In response to the Staff’s comment, the Company has revised its disclosure on page 109 of the Revised Draft Registration Statement.

Securities and Exchange Commission

April 13, 2015

Stage 5: Servicing and Collections, page 108

28.	Please revise to elaborate on:

•	any audit functions that you have in place to monitor the payments received by the third-party payment platforms that you utilize from the borrowers; and

•	the collection procedures that CreditEase has in place to recover funds for lenders.

In response to the Staff’s comment, the Company has included the referenced disclosures on pages 109 and 110 of the Revised Draft Registration Statement.

Proprietary Credit Scoring Model…, page 109

29.	We note your disclosure about your use of a proprietary credit scoring model to assess the creditworthiness of potential borrowers and your use of four segments in your current pricing grid related to interest rate charged. Please tell us and revise to disclose the amounts of loans originated in each pricing grade at the end of each period presented. Please also provide qualitative information about how these proprietary grades relate to the likelihood of loss relative to each segment.

In response to the Staff’s comment, the Company has revised its disclosures on page 112 of the Revised Draft Registration Statement.

With reference to the Staff‘s comment requesting qualitative information about how the Company‘s proprietary grades relate to the likelihood of loss relative to each segment, the Company respectfully advises the Staff that it believes this disclosure can be found on page 109 of the Draft Registration Statement submitted to the Commission on February 27, 2015 which reads: “Among the four segments, Grade A represent the lowest risks associated with the borrowers, while Grade D represents the highest risks.”

30.	Regarding your statement that you have disclosed “some” of the criteria that impact a borrower’s Yirendai score, please revise to clarify, if true, that you have disclosed all the criteria that materially impact such score.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 110 of the Revised Draft Registration Statement.

Securities and Exchange Commission

April 13, 2015

31.	Please substantially revise this section to provide greater detail regarding the criteria that impact a borrower’s Yirendai score. For example, please elaborate upon the specific “customer attributes” that you take into account. As appropriate, please also revise to provide illustrative examples, including quantified information where applicable, to explain how each criteria may affect, either favorably or unfavorably, a borrower’s loan score.

In response to the Staff’s comment, the Company has revised its disclosure on pages 110 and 111 of the Revised Draft Registration Statement.

32.	Please explain to us why your scoring model takes into account information that is unverified when determining a borrower’s loan grade. For example, we note that while you often do not verify a borrower’s intended use of proceeds, you consider the purpose of a loan when assigning a credit score.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has found certain statistical correlations between the answers borrowers provide to certain questions such as the purpose of a loan, even if unverified, and actual borrower repayment performance. In addition, the likelihood of truthfulness of certain unverified information provided by borrowers, such as intended use of loan proceeds, can still be cross checked against other information that can be gleaned from a borrower’s internet behavior indirectly, although the Company does not request proof for verification from an applicant directly.

33.	Please disclose any minimum criteria that a loan must reach in order to qualify for Grades A, B, C and D, respectively. Also please clarify whether any Yirendai loan grades would be considered to be non-prime. In this regard, we note your disclosure elsewhere in the prospectus regarding your plans to expand to serve non-prime borrower groups.

In response to the Staff’s comment, the Company has revised its disclosure on page 111 of the Revised Draft Registration Statement.

The Company advises the Staff that despite its recent introduction of three new pricing grades, i.e., Grade B, C and D, the Company continues to focus on prime borrowers, and all four loan grades that the Company currently offers are all considered to be prime. In response to the Staff’s comment, the Company has included additional disclosure on page 111 of the Revised Draft Registration Statement to further clarify.

Securities and Exchange Commission

April 13, 2015

34.	Please revise to clarify whether a borrower whose loan request has been declined is prohibited from applying again. If this is not the case, please make it clear, if true, that there is a risk that a borrower could apply again using different, self-reported information, such as home ownership and intended use of proceeds, and be approved.

In response to the Staff’s comment, the Company has revised its disclosure on page 112 of the Revised Draft Registration Statement.

Loan Servicing and Collections, page 110

35.	Please revise to describe in greater detail the “certain circumstances” under which a delinquent borrower’s payment schedule may be modified. Also please quantify the average duration of the maturity date extension period under such circumstances.

In response to the Staff’s comment, the Company advises that only in a very limited number of cases will it modify a borrower’s payment schedule and develop a work-out program. As such, the Company believes this information is not material, and has removed the relevant disclosure from page 113 of the Revised Draft Registration Statement.

Competition, page 113

36.	Please revise this section to:

•	provide an estimate of the number of your competitors and identify your most significant ones by name;

•	quantify, to the extent possible, your market share in the industry; and

•	if applicable, discuss the extent to which low barriers to entry in the markets that you serve contribute to the level of competition that you face.

In response to the Staff’s comment, the Company has revised the referenced disclosures on page 115 of the Revised Draft Registration Statement.

Securities and Exchange Commission

April 13, 2015

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

37.	We note that your to-be-issued report of your independent registered public accounting firm and related preface is signed by Deloitte Touche Tohmatsu Public Accountants LLP (issued from Beijing, the People’s Republic of China). However, we note that while there is a Deloitte Touche Tohmatsu Certified Public Accountants LLP (based in Shanghai, China) in the PCAOB list of registered firms, there is no firm name matching exactly that currently included in your audit report. Please explain to us the reason for this difference and revise to include the exact name of your independent registered public accounting firm if necessary.

The Company respectfully advises the Staff that the referenced difference is a typo, which has been revised to “Deloitte Touche Tohmatsu Certified Public Accountants LLP” on page F-2 of the Revised Draft Registration Statement.

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-8

38.	We note from your disclosure on page F-9 that the acquisition of Heng Cheng is a business combination of entities under common control. Please provide an analysis that supports this conclusion, including a discussion of the common control relationship that exists prior to and after the transaction. Please cite the applicable guidance in your response.

The Company respectfully advises the Staff that the board of directors of CreditEase Holding (Cayman) Limited (“CreditEase”) consists of three directors: Mr. Ning Tang designated by the ordinary shareholder (the “Ordinary Director,” as Mr. Ning Tang is the sole beneficial owner of the outstanding ordinary shares of CreditEase and owns 43% of the total outstanding voting power of CreditEase) and two directors designated by the Preferred Shareholders (the “Preferred Directors”). Each Preferred Director has one vote, while the sole Ordinary Director has three votes. Accordingly, Mr. Ning Tang controls the board of directors, which is the governing body of CreditEase, and therefore controls CreditEase under the voting interest consolidation model.

Securities and Exchange Commission

April 13, 2015

Heng Cheng Technology Development (Beijing) Co., Ltd (“Heng Cheng” or “VIE”), a private company domiciled in the PRC, was established in September 2014. The shareholders of Heng Cheng are Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian, owning 40%, 30% and 30% of Heng Cheng’s voting interest, respectively. Mr. Ning Tang is the executive chairman of the Company, and Mr. Fanshun Kong is a non-executive PRC employee of CreditEase and Ms. Yan Tian is an independent third-party individual, who is neither an employee, a shareholder of, or a family member of a shareholder of CreditEase, designated by the Company. Mr. Fanshun Kong signed an agreement authorizing Mr. Ning Tang to act on his behalf as the shareholder, which provided Mr. Ning Tang control over Heng Cheng under the voting interest consolidation model (Heng Cheng is a voting interest entity before signing the VIE agreements).

Heng Cheng was set up as an operating entity to provide services through an online consumer finance marketplace connecting borrowers and investors within the new Yirendai group, into which the Yirendai business will be transferred. Heng Cheng is in the process of applying for the requisite licenses and permits necessary to conduct the Company’s business in the PRC. Such business is subject to restrictions of foreign investment under current PRC laws and regulations. If Heng Cheng fails to obtain the requisite licenses and permits, its continued operation of the online marketplace may be subject to penalties.

“Common control” is not defined in FASB Accounting Standard Codification (“ASC”). By analogy to the example provided in EITF 02-5, Definition of “Common Control” in Relation to FASB Statement No. 141, the Company concluded that the Company, which is 100% owned subsidiary of CreditEase, and Heng Cheng are under common control of Mr. Ning Tang in all periods presented, because both have been controlled by Mr. Ning Tang and should have been consolidated by Mr. Ning Tang. Although EITF 02-5 was not codified, the Company believes that analogizing to this guidance remains appropriate.

In February 2015, in order to comply with PRC laws and regulations which prohibit foreign control of companies in certain industries and in contemplation of an initial public offering in the United States, controlling financial interest over Heng Cheng was transferred to the Company without transferring legal ownership in Heng Cheng, through a series of contractual arrangement entered into by Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd. (“Heng Ye”), 100% owned subsidiary of the Company, with Heng Cheng. Through VIE arrangements, the Company became the primary beneficiary of Heng Cheng in February 2015. Immediately before and after the signing of the VIE arrangements, Mr. Ning Tang controlled Heng Cheng, and the Company indirectly through CreditEase; therefore, the transaction is accounted for as a transaction between entities under common control in a manner similar to pooling of interests as required by ASC 805-50-30-5 (or ASC 810-10-30-1 under the VIE background).

Securities and Exchange Commission

April 13, 2015

39.	We note your disclosure on pages 5 and 28 that, subsequent to a transitional period during which you expect CreditEase to continue to provide certain support services, upon becoming a stand-alone company, you will establish your own financial administrative and other support systems to replace CreditEase’s systems. We further note that this cost could be significantly different from cost allocation with CreditEase for the same services and that your financial statements may not necessarily reflect your results of operations, financial position and cash flows as if you had operated as a stand-alone company during the periods presented. Since agreements with related parties are by definition not at arm’s length and may be changed at any time, please tell us how you considered SAB Topic 1.B.I, and more specifically, whether your estimate of these costs would have been materially different had you operated as an unaffiliated entity.

The Company respectfully advises the Staff that the Company has carefully considered and applied the principle underlying SAB Topic 1.B.1 and that the Consolidated Financial Statements included in the Revised Draft Registration Statement has reflected all of its costs of doing business.

Financial administrative and other support systems refer to customer referral, credit assessment, collection service, customer support, payment processing, system support, and management services including accounting, administrative, marketing and legal support as disclosed in Note 1 of the Consolidated Financial Statements. Except for customer referral, collection services and system support, the costs are primarily personnel related. The personnel relating to provision of financial administrative and other support systems that previously worked under CreditEase will transfer to the Company and, as a result, the allocated cost will not be materially different from the Company operating as an unaffiliated entity.

Costs of customer referral, collection services and system support were allocated using a proportional cost method based on headcount or transaction volume of services attributable to us, details are set out as below:

Customer referral:

The Company used the percentage of its loan transaction value to total loan transaction value of CreditEase multiplied by those expenses related to borrower and investor acquisition incurred by CreditEase’s on-the-ground sales network, which mainly included sales staff’s salaries and bonus, sales channel fee, etc.

Securities and Exchange Commission

April 13, 2015

Collection services:

The Company used the percentage of number of collection related to itself to total number of collection related to CreditEase multiplied by expenses incurred by CreditEase’s collection department.

System support:

CreditEase’s system support included software and hardware, expenses of hardware mainly related to deprecation of hardware included network devices, servers and storage devices; expenses of software mainly related to amortization of software included credit assessment system, collection service system, settlement system, administration management system, the allocation of hardware and software expenses are multiplied the percentage of the Company’s loan transaction value to total loan transaction value of CreditEase.

The Company compared the allocated cost to those costs at companies with similar financial performance pattern and characteristics, and concluded that the estimation of the costs allocated are not materially different from the market price.

40.	We note your disclosure on page 114 that your trademarks, domain names, know-how, proprietary technologies and similar intellectual property are critical to your success. Considering the guidance in ASC 810-10-50-5A.d, please revise your disclosure here or in Note 2 to the Consolidated Financial Statements to include enhanced qualitative information about your involvement with the VIE, including the size and activities of the VIE. Please also describe any recognized and unrecognized revenue-producing assets that are held by the VIE which may include licenses, trademarks, other intellectual property, facilities or assembled workforce.

In response to the Staff’s comment, the Company has added both qualitative and quantitative information for the VIE in Note 2 to the Consolidated Financial Statements on page F-13 of the Revised Draft Registration Statement.

In addition, the Company advises the Staff that as of December 31, 2014, the related licenses, trademarks and other intellectual property, facilities were still held by CreditEase, and as such there was no recognized revenue-producing assets held by the VIE.

Securities and Exchange Commission

April 13, 2015

The Company respectfully advises the Staff that in the process of drafting the response, the Company also noted a typo in liability section on the face of the consolidated balance sheets to the Company’s financial statements on page F-3 of the Draft Registration Statement submitted to the Commission on February 27, 2015. In the bracket of line item “Amount due to a related party,” where it was stated that “including amount due to related company of the consolidation variable interest entity without recourse to the Company $258 and $nil as of December 31, 2013 and 2014, respectively,” the number “258” was misplaced by accident which should be “nil” instead. This clerical typo does not materially impact the overall disclosure in the Company’s Form F-1. The Company will correct the footnote disclosure in future filings.

41.	Please expand your disclosure to disclose quantitative information for your VIE including revenue, net income (loss), net operating, investing and financing cash flows; and the carrying amount and classification of VIE’s assets and liabilities, including intercompany payables to the wholly owned foreign entity. Refer to paragraphs 5A.d., 2AA.d., and 3.bb of ASC 810-10-50.

In response to the Staff’s comment, the Company has added quantitative information for the VIE in Note 2 to the Consolidated Financial Statements, on page F-13 of the Revised Draft Registration Statement, as mentioned in the response to Staff comment No. 40.

42.	Please revise to disclose the amounts of restricted net assets for your PRC subsidiary and VIE as of December 31, 2014 or tell us how your current disclosure complies with the requirement in Rule 4-08(e)(3) of Regulation S-X.

In response to the Staff’s comment, the Company has disclosed the amounts of restricted net assets for the VIE in Note 12 to the Consolidated Financial Statements on page F-23 of the Revised Draft Registration Statement.

Securities and Exchange Commission

April 13, 2015

Exhibit 99.2

43.	Please have counsel revise its opinion to remove the language qualifying its opinion with respect to the information disclosed in the registration statement (see, e.g., paragraph (g)(i)) or tell us why counsel believes such qualifications are necessary and appropriate.

The Company respectfully advises the Staff that, as advised by its PRC counsel, a pledge will not be effective unless it has been registered with the relevant office of State Administration for Industry and Commerce under PRC law pursuant to the PRC Property Rights Law. As disclosed in the risk factor with the heading “We are in the process of registering the pledges under the equity interest pledge agreements between us and the shareholders of Heng Cheng, our consolidated variable interest entity. The equity pledges are not effective until the registration is completed,” the Company is in the process of registering the pledges under the equity interest pledge agreements, which are part of the Company’s contractual arrangements relating to its consolidated variable interest entity. For this reason, the Company’s PRC counsel included language qualifying its variable interest entity related opinions with respect to the information disclosed in the registration statement under paragraph (g)(i) in the previous submission.

In light of the Staff’s comment, the Company’s PRC counsel has removed such qualification, but proposes to add the following specific exception to the relevant opinions:

“except that the pledges under the equity interest pledge agreements entered into by the PRC Subsidiary, the PRC Operating Entity and the shareholders of PRC Operating Entity, are in the process of being registered with the competent administration for industry and commerce pursuant to PRC laws and regulations and have not become effective.”

The PRC counsel undertakes that if the Company has completed registering the pledges under the equity interest pledge agreements by the time that the PRC opinion needs to be issued and filed, they will remove this specific exception from their opinions.

The Company further advises the Staff that Company’s PRC counsel has also removed the qualification in paragraph (g)(ii). The Company’s PRC counsel has revised its opinion accordingly and submitted the revised form opinion as Exhibit 99.2 to the Revised Draft Registration Statement.

*            *             *

Securities and Exchange Commission

April 13, 2015

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com. Questions relating to accounting and auditing matters of the Company may also be directed to Elsie Zhou, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn.

Very truly yours,

/s/ Z. Julie Gao Z. Julie Gao

Enclosures

cc:	Ning Tang, Executive Chairman, Yirendai Ltd.

Yu Cong, Chief Financial Officer, Yirendai Ltd.

Elsie Zhou, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Chris Lin, Esq., Simpson Thacher & Bartlett LLP